Exhibit 97.1

November 2023

DHT HOLDINGS, INC.

INCENTIVE COMPENSATION RECOVERY POLICY

A.	PURPOSE

This Incentive Compensation Recovery Policy (this “Recovery Policy”) is adopted by DHT Holdings, Inc., a Marshall Islands company (the “Company”), as of November 10, 2023, as required by Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 under the Exchange Act and the applicable New York Stock Exchange Listing Standards (collectively, the “Recovery Rules”). The purpose of this Recovery Policy is solely to comply with the Company’s obligations under the Recovery Rules and is not intended to obligate the Company to recover more than necessary to comply with the Recovery Rules. This Recovery Policy is intended to apply independently of all other clawback, recoupment or forfeiture policies, agreements or other arrangements of the Company (collectively, “Other Clawback Policies”).

B.	ADMINISTRATION

This Recovery Policy shall be administered by the Compensation Committee of the Board of Directors (the “Board”) of the Company (the “Compensation Committee”). The Compensation Committee shall have the full power and authority to interpret, and make determinations under, this Recovery Policy, consistent with the Recovery Rules. All determinations and decisions made by the Compensation Committee pursuant to this Recovery Policy shall be final, conclusive and binding on all persons, including each member of the Company Group (as defined below), its respective affiliates, shareholders and employees. In the absence of the Compensation Committee, a majority of the independent directors serving on the Board shall administer this Recovery Policy as set forth in this paragraph.

C.	COVERED INDIVIDUALS

Each Executive Officer (as defined below) shall be subject to this Recovery
Policy.

D.	RECOVERY OF EXCESS INCENTIVE COMPENSATION

In the event the Company is required to prepare a Covered Financial Restatement (as defined below), the Company shall seek reasonably promptly the recovery of any Excess Incentive Compensation (as defined below) received by an Executive Officer during the three completed fiscal years immediately preceding the applicable Triggering Date (as defined below) (or any transition period that results from a change in the Company’s fiscal year within or immediately following such three completed fiscal years); provided, however, that a transition period between the last day of the Company’s previous fiscal year-end and the first day of its new fiscal year that comprises a period of nine to 12 months shall be considered a completed fiscal year for purposes of this Recovery Policy. The Company’s obligations to recover Excess Incentive Compensation from an Executive Officer is not dependent on if, or when, the applicable restated financial statements are filed. Unless otherwise specified by the Compensation Committee, an Executive Officer shall be required to forfeit or repay the Excess Incentive Compensation within 90 days following the date such Executive Officer is informed that such Executive Officer has received Excess Incentive Compensation from the Company Group. For the avoidance of doubt, any action by the Company to recover Excess Incentive Compensation under this Recovery Policy from an Executive Officer shall not, whether alone or in combination with any other action, event or condition, be deemed (i) to give rise to status as a “good leaver” or term of similar import or to serve as a basis for a claim of constructive termination under any benefit or compensation arrangement applicable to such Executive Officer, or (ii) to constitute a breach of a contract or other arrangement to which such Executive Officer is party.

Subject to the Recovery Rules, the Compensation Committee shall have discretion to determine the method by which Excess Incentive Compensation shall be recovered from the applicable Executive Officers; provided that (i) to the extent the applicable Excess Incentive Compensation consists of amounts that have been received by, but not yet paid to, such Executive Officer, such unpaid amounts shall be forfeited and (ii) to the extent any remaining Excess Incentive Compensation consists of amounts paid to such Executive Officer in cash or Company common shares that are still held by such Executive Officer, such Executive Officer shall be entitled to repay such amount either in cash or such Company common shares, as applicable. For the avoidance of doubt, any Excess Incentive Compensation received by an Executive Officer that has subsequently been forfeited prior to payment thereof (including as a result of termination of employment or breach of contract) shall be deemed to have been repaid in accordance with this Recovery Policy. To the extent that the application of this Recovery Policy would provide for recovery of Excess Incentive Compensation that the Company recovers pursuant to Section 304 of the Sarbanes-Oxley Act or Other Clawback Policies, the amount the relevant Executive Officer has already reimbursed the Company will be credited to the required recovery under this Recovery Policy.

The Company must recover Excess Incentive Compensation pursuant to this Recovery Policy except to the extent the conditions of (i), (ii) or (iii) of this sentence are satisfied, including the Company’s compliance with any additional requirements set forth in the applicable Recovery Rules related thereto, and the Compensation Committee has made a determination that recovery would be impracticable: (i) the direct expense paid to a third party to assist in enforcing this Recovery Policy would exceed the amount to be recovered; (ii) recovery would violate home country law of the Company where the applicable law was adopted prior to November 28, 2022; or (iii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

E.	GOVERNING LAW

This Recovery Policy shall be governed by and construed in accordance with the laws of the State of New York without regard to conflicts of law thereof or of any other jurisdiction. Any dispute, controversy or claim arising out of or relating to this Recovery Policy shall be determined exclusively in any court located in the jurisdiction governing compensation-related arrangements between the Company and the applicable Executive Officer. The parties shall each bear their own expenses in connection with any dispute under or relating to this Recovery Policy.

F.	MISCELLANEOUS PROVISIONS

This Recovery Policy shall only apply to Incentive Compensation received on or after October 2, 2023. The Board may amend this Recovery Policy from time to time in its sole and absolute discretion. This Recovery Policy shall not limit the rights of the Company to take any other actions or pursue other remedies that the Company may deem appropriate under the circumstances and under applicable law. This Recovery Policy and determinations and decisions made by the Compensation Committee pursuant to this Recovery Policy shall be binding and enforceable against all Executive Officers and their beneficiaries, heirs, executors, administrators or other legal representatives.

G.	DEFINITIONS

“Company Group” means the Company, collectively with each of its direct and indirect subsidiaries.

“Covered Financial Restatement” means an accounting restatement required due to material noncompliance by the Company with any financial reporting requirements under the U.S. federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The following shall not constitute a Covered Financial Restatement: (i) out-of-period adjustments; (ii) retrospective application of a change in accounting principle; (iii) retrospective revision to reportable segment information due to a change in the structure of the internal organization of the Company Group; (iv) retrospective reclassification due to a discontinued operation; (v) retrospective application of a change in reporting entity, such as from a reorganization of entities under common control; (vi) retrospective revision for share splits, reverse share splits, share dividends or other change in capital structure; and (vii) retrospective adjustment to provisional amounts in connection with a prior business combination.

“Excess Incentive Compensation” means (i) the amount of Incentive Compensation received by an Executive Officer in excess of the amount that would have been received had it been determined based on the restated Financial Reporting Measure following the completion of a Covered Financial Restatement, and (ii) any other compensation that is computed based on, or otherwise attributable to, the amounts described in clause (i), in each case, as determined by the Compensation Committee in accordance with the Recovery Rules. The amount of Excess Incentive Compensation shall be determined on a gross basis without regard to any taxes owed or paid by the Executive Officer on the receipt or settlement of the Incentive Compensation. For Incentive Compensation based on share price or total shareholder return, where the amount of Excess Incentive Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement, the amount shall be based on a reasonable estimate of the effect of the accounting restatement on the share price or total shareholder return upon which the Incentive Compensation was received. For the avoidance of doubt, Excess Incentive Compensation may include Incentive Compensation received by a person after such person ceases to be an Executive Officer, including a former employee of the Company Group.

“Executive Officer” means an “executive officer” (as defined in Rule 10D-1(d) under the Exchange Act) of the Company and as identified by the Compensation Committee in accordance with the Recovery Rules. The Compensation Committee shall determine the Executive Officers no less than on an annual basis.

“Financial Reporting Measures” means measures that are determined in accordance with the accounting principles used in preparing the Company Group’s financial statements, and any measures that are derived in whole or in part from such measures, including share price and other measures based on share price such as total shareholder return. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission.

“Incentive Compensation” means any compensation that is granted, earned or becomes vested, in whole or in part, upon the attainment of a Financial Reporting Measure and as identified by the Compensation Committee in accordance with the Recovery Rules and that was received by an Executive Officer (i) after such individual began service as an Executive Officer, (ii) who served in such capacity at any time during the performance period for such compensation and (iii) while the Company had a class of securities listed on a national securities exchange or a national securities association. Except as otherwise determined by the Compensation Committee, Incentive Compensation shall not include the following: (i) salaries; (ii) amounts received solely at the discretion of the Compensation Committee or the Board and that are not received from a pool that is determined by satisfying a Financial Reporting Measure performance goal; (iii) amounts received solely upon satisfying one or more subjective standards; (iv) amounts received solely upon satisfying one or more strategic measures or operational measures; and (v) amounts received solely based on service or the passage of time.

Incentive Compensation shall be considered to be “received” by an Executive Officer in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive Compensation is achieved or attained, even if the payment or grant of the Incentive Compensation occurs after the end of that fiscal period.

“Triggering Date” means the earlier to occur of (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Covered Financial Restatement or (ii) the date a court of competent jurisdiction, regulator, or other legally authorized body directs the Company to prepare a Covered Financial Restatement; provided that the recovery of Excess Incentive Compensation pursuant to this Recovery Policy as a result of this clause (ii) shall only be required if such action by such court, regulator or other legally authorized body, as applicable, is final and non-appealable.